Exhibit 99.3

July 29, 2013

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”)—Immediate Report Regarding Material Private Offering in Israel

The Company is pleased to provide an immediate report regarding a material private offering to Mr. Arie Mientkavich, deputy chairman of the board (hereinafter: “Offeree”), according to resolution of the board of directors of the Company dated July 28, 2013 (after the resolution of the Compensation Committee of the Company dated July 23, 2013), and according to Section 20 of the Israeli Securities Regulations (Private Offering of Securities in a Registered Company), 5760-2000, and following a report regarding the convocation of an annual and special meeting of the shareholders of the Company, as follows:

1.	Offered securities and their quantity

1.1.	143,678 non-tradable options, each exercisable into an ordinary share of NIS 1 par value of the Company in accordance with the Share Incentive Plan of the Company from 2011, which shall be allocated (with a trustee) according to Section 102 of the Income Tax Ordinance pursuant to material conditions specified hereunder. The shares derived from exercising such options, based on the data of the share capital of the Company as of the date of this report, shall constitute 0.08% of the issued and outstanding share capital of the Company and of the voting rights therein (0.08% fully diluted)[27].

1.2.	18,816 restricted stock units constituting a right to receive 15,816 ordinary shares of NIS 1 par value of the Company (hereinafter: “RSUs”). Allocation of the RSUs is in accordance with the Share Incentive Plan of the Company from 2011, and shall be allocated (with a trustee) according to Section 102 of the Income Tax Ordinance pursuant to material conditions specified hereunder. The shares derived from the RSUs, pursuant to such allocation and based on the data of the share capital of the Company as of the date of this report, shall constitute 0.01% of the issued and outstanding share capital of the Company and of the voting rights therein (0.01% fully diluted)[28].

[27]	Pursuant to allocation and exercise of all securities that are the subject of this immediate report.
[28]	Pursuant to allocation and exercise of all securities that are the subject of this immediate report.

1.3	35,786 performance stock units, constituting a right to receive 35,786 ordinary shares of NIS 1 par value of the Company (hereinafter: “PSUs”). Allocation of the PSUs is in accordance with the Share Incentive Plan of the Company from 2011, and shall be allocated (with a trustee) according to Section 102 of the Income Tax Ordinance pursuant to material conditions specified hereunder. The shares derived from the PSUs, pursuant to such allocation and based on the data of the share capital of the Company as of the date of this report, shall constitute 0.02% of the issued and outstanding share capital of the Company and of the voting rights therein (0.02% fully diluted).[29]

The RSUs and PSUs are hereinafter referred to collectively : “Rights to Shares”. The options, the RSUs, and the PSUs shall be hereinafter referred to collectively: “Offered Securities”.

1.4.	As of the date of this report, the registered share capital of the company comprised of 500,000 ordinary shares of NIS 1 par value each, and the issued and outstanding share capital of the Company comprised of 176,831,879 ordinary shares of NIS 1 par value each (177,196,995 shares fully diluted).

1.5	For details regarding the holdings of interested parties in the Company, see Appendix A attached hereto.

1.6.	The Offered Securities are non-tradable and shall not be registered for trade on an exchange.

1.7.	The shares derived from the exercise of the Offered Securities shall be registered for trade on the Tel- Aviv Stock Exchange Ltd. (hereinafter: “Stock Exchange”) in the name of the depositary company and as of the date of issuance shall have equal rights for all intents and purposes as the ordinary shares of NIS 1 par value existing in the share capital of the Company.

2.	Conditions of the Offered Securities

2.1.	Conditions of the offered options

2.1.1.	The exercise price of each of the options shall be the average price of the Company’s shares on the Stock Exchange during the thirty days prior to the allocation date (but in no event less than the par value of each ordinary shares). Exercise price shall be linked to the consumer price index known at the date of granting and subject to modifications as described below.

2.1.2.	The vesting period of the options shall be during 3 years commencing upon the lapse of one year from the date of issuance the options, while the Offeree shall be entitled to exercise the options allocated to it in three equal portions, commencing upon the lapse of one year from the date of granting (a third each year) and until the lapse of fourth year from the date of grant.

2.1.3.	In the event any of the Offerees does not exercise the exercisable options within 90 days of the date of termination of his or her engagement with the Company (including in the event of dismissal and resignation) the options not exercised shall expire.

2.1.4.	In the event of death, disability or retirement, the Offeree shall be entitled to accelerate the vesting period of the options, which shall be exercisable immediately and no later than the lapse of one year from the end of the engagement with the Company.

2.1.5.	The final expiration date of all the options (in the event not previously expired or exercised as set forth above), is upon the lapse of four years from the date of grant.

2.1.6.	At the exercise date, the Offeree shall be able to choose one of two ways of exercising: the first – the Offeree shall be entitled to exercise the options in consideration for the full exercise price, and the second – the Offeree shall not be allocated all the shares deriving from the options, but rather only the quantity reflecting the amount of the monetary benefit of the options (cashless exercise), in other words the difference between the rate of an ordinary share of the Company at the exercise date and the exercise price of the option.

[29]	Pursuant to allocation and exercise of all securities that are the subject of this report.

2.2.	Conditions of the Rights to Shares

2.2.1.	At the exercise date of each of the RSUs and PSUs, as set forth in Sections 2.2.2 and 2.2.3 hereunder, as applicable, the Offeree shall pay the par value of the exercised shares to which he is entitled.

2.2.2.	The vesting period of the RSUs shall be 3 years commencing upon the lapse of one year from the date of issuance, in three equal portions, commencing upon the lapse of one year from the date of grant (a third each year) and until the lapse of four years from the date of grant, provided that at the exercise date the Offeree is still employed by the Company. It should be noted that the actual allocation of the exercise shares to the Offerees, does not involve providing an exercise notice to the Company.

2.2.3.	Vesting of the PSUs—the offeree shall be entitled to receive such exercise shares upon the lapse of three years from the date of grant provided the following two cumulative conditions are fulfilled: (A) that the officers are still employed by the Company and (B) the gross yield (including dividends distributed) of the shares of the Company during such three year period is at least 20% in relation to the price of the shares at the date of the granting of the PSUs.

2.2.4.	The Offeree shall not be entitled to dividends and/or voting rights in the Company due to the aforementioned Rights to Shares.

2.3.	Limitations on the Date of Exercise pursuant to the By-Laws of the Stock Exchange

Notwithstanding the aforementioned, the options shall not be exercisable and the Rights to Shares shall not be exercised, on the record date for distributing bonus shares, rights offerings, for dividend distributions, for a capital consolidation, for a capital split or for a capital reduction (each of the aforementioned shall be referred to as: “Corporate Event”). In the event the ex-date of a Corporate Event occurs prior to the record date of a Corporate Event, the allocation shall not be made on such ex- date.

3.	Provisions for Protection of the Offerees (Options and Rights to Shares)

3.1.	Change in Capital Structure

The number of exercised shares deriving from the Offered Securities, shall be adjusted in the event the quantity of shares in the issued and outstanding share capital of the Company changes, inter alia, due to distribution of bonus shares, a capital split, a capital consolidation and recapitalization.

3.2	Bonus Shares

In the event the Company makes, or fixes a record date for the determination of holders of shares entitled to receive bonus shares, and such record date is prior to the date of exercise of any Offered Security, the number of ordinary shares exercisable upon exercise of the relevant Offered Security, then outstanding shall be adjusted such that it shall be increased by a number of ordinary shares equal to the number of shares that the Offeree would have been entitled to receive in respect of the Offered Security should it was exercised prior to the ex-bonus shares date. No adjustment shall be made to the exercise price of any offered security in case of bonus shares distribution.

3.3.	Merger / Sale of the Company / Sale of Principal Assets of the Company

In the event of: (1) all or most of the assets of the Company; (2) sale (including substitution) of all or most of the shares of the Company (including purchase by shareholder and/or company affiliated to such shareholder of all the shares held by the other shareholders not affiliated with such shareholder); (3) merger / consolidation or similar action with or into another corporation; (4) another transaction of a similar nature, adjustments shall be made, so that pursuant thereto, the Offered Securities shall be exercisable to into securities of the other corporation, which the Offeree would have been entitled to had he exercised the options immediately prior to the merger event. In such event, necessary adjustments shall be made so that pursuant to the merger event, all conditions of the options shall continue to apply (including adjustment to price and quantity) also with respect to the other corporation. In the event it is impossible to make such adjustments as set forth above, other adjustments shall be made according to the discretion of the board of directors of the Company, including acceleration of the vesting period of the Offered Securities, all or part thereof.

3.4.	In the event of payment of dividends in cash by the Company to its ordinary shareholders during the period the options exist, the exercise price of the options shall be adjusted, so that it is reduced by the amount of dividends distributed for each share of the Company.

3.5.	In the event of payment of dividends in cash by the Company to its ordinary shareholders during the period the Rights to Shares exist, no adjustment shall be made to the terms of the Rights to Shares, but the Offeree shall be entitled to cash award in a sum equal to the sum of dividend he was entitled to in case he would have hold ordinary shares of the Company in a number equal to the number of Rights to Shares. The Company shall withhold all taxes applies to such cash award.

3.6.	In case of a rights offering to the Company’s ordinary share holders during the period of the holding of the Offered Securities, the number of shares resulting from the sale of the Offered Securities will be adjusted, as expressed in the relationship between the closing price of the Company’s shares on the Stock Exchange on the last trading day before “ex- rights “ date and base price of the stock after the “ex-rights” date.

4.	Consideration for the Offered Securities

The Offered Securities are granted without consideration as part of the long-term compensation in the framework of the tenure of the Offeree in the Company. For additional information with regard to the terms of tenure of the Offeree in the Company, see the immediate report regarding the convocation of AGM and EGM published by the Company simultaneously to this report.

5.	The fair value of the Offered Securities

5.1	the fair value of each option, as of July 28, 2013, according to the Binomic Model (the same model the Company uses for the presentation of the options in its financial reports), is NIS 10.44. In determining the fair value, the following assumptions were made:

5.1.1 Vesting period – as stated in section 2.12 above.

5.1.2 Standard deviation of 29.26%.

5.1.3 Risk Free interest rate (according to the government bond “Galil” to the same terms as the options) of 0.07%.

5.1.4 Employees churn rate (based on peer companies) of 7.8%.

5.1.5 Early exercise factor of 2.2.

5.2	According to the naïve value, the economic value of each RSU, as of July 28, 2013, is NIS 47.42.

5.3	The fair value of each PSU, as of July 28, 2013, according to B&S model (the same model the Company uses for the presentation of the options in its financial reports), is NIS 20.958. In determining the fair value, the following assumptions were made:

5.3.1 Lifetime – 3 years, as stated in section 2.2.3.

5.3.2 Standard deviation of 27.44%.

5.3.3 Risk free interest rate (according to the government bond linked to CPI for 3 years term) of 0%.

6.	Agreements between Offeree and Shareholders of the Company

To the best of the Company’s knowledge, as of the date of publishing this report, there are no agreements, written or oral, between the Offeree and between the shareholders of the Company, or others, with respect to purchase or sale of the securities of the Company or with respect to voting rights in the Company.

7.	Details of Restrictions Applicable to Allocation of the Exercise Shares

Restrictions shall apply to the Offered Securities in accordance with the provisions of Section 15C of the Securities Law, 5728-1968, and the Securities (Details with respect to Sections 15A and 15C of the Law) Regulations, 5760-2000 set forth hereunder (in addition to the provisions regarding vesting and restriction of the Offered Securities as set forth above in this report and to limitations on sales deriving from the provisions of Section 102 of the Income Tax Ordinance):

7.1.	It is prohibited during the course of trading at the Stock Exchange to offer the shares deriving from exercise of the Offered Securities for six months from the date of issuance of the options.

7.2.	During six consecutive quarters from the lapse of the aforementioned six months, each Offeree shall be entitled to offer on any trading day a number of shares not exceeding the daily average of the trading volume of the Company’s shares on the Stock Exchange during the period of eight weeks preceding the offer day, provided he or she does not offer in a single quarter a number of shares exceeding one percent of the issued and outstanding share capital of the Company.

8.	Allocation of the Offered Securities is subject to receiving approval of the Stock Exchange for registration for trade of the shares deriving from the exercise of the Offered Shares and subject to the approval of the general meeting of the shareholders of the Company. Immediately following publication of this report, the Company shall appeal to the Stock Exchange with such a request.

Sincerely,

Gazit-Globe Ltd.

Appendix A

Holder’s Name	The amount and percentage of equity holdings as of the date the report				The amount and percentage following proposed securities offering, assuming they been exercised[30]
	Without dilution		Fully diluted[31]		Without dilution		Fully diluted[32]
	No. of Shares	Percentage ownership	No. of Shares	Percentage of ownership	No. of Shares	Percentage of ownership	No. of Shares	Percentage of ownership
Norstar Holdings Inc.[33]	88,915,570.98	50.58	88,915,570.98	50.23	88,915,570.98	50.53	88,915,570.98	50.18
Dori Segal[34]	720,000	0.41	720,000	0.41	720,000	0.41	720,000	0.41
Chaim Ben Dor[35]	74,933	0.04	74,933	0.04	74,933	0.04	74,933	0.04
Arie Mientkavich[36]	55,675	0.03	155,675	0.09	250,955	0.14	350,955	0.20
Shay Pilpel [37]	—	—	10,700	0.01	—	—	10,700	0.01
Yair Orgler[38]	—	—	12,400	0.01	—	—	12,400	0.01
Noga Knaz[39]	—	—	4,800	0.00	—	—	4,800	0.00
Roni Soffer[40]	20,000	0.01	210,000	0.12	20,000	0.01	210,000	0.12
Migdal Insurance and Financial Holdings Ltd.[41]	10,866,147	6.18	10,866,147	6.14	10,866,147	6.17	10,866,147	6.13
Others[42]	75,120,160	42.73	76,031,489	42.96	75,120,160	42.69	76,031,489	42.91

[30]	Excluding 1,046,993 treasury shares.
[31]	Under the assumption of full exercise of all outstanding options, RSUs and PSUs granted to officers and employees of the Company, into 1,216,829 ordinary shares of the Company.
[32]	Under the assumption of full exercise of all outstanding options, RSUs and PSUs granted to officers and employees of the Company, into 1,216,829 ordinary shares of the Company.
[33]	Including through its wholly owned subsidiaries.
[34]	Director of the Company, one of the controlling shareholders of the Company (indirectly)
[35]	Director of the Company
[36]	Director of the Company and the Offeree
[37]	Director of the Company
[38]	Director of the Company
[39]	Director of the Company
[40]	President of the Company
[41]	As of June 30, 2013 by nostro account, mutual funds, pension and provident funds
[42]	Including officers and employees of the Company